Vivi Holdings, Inc.

951 Yamato Road, Suite 101

Boca Raton, Florida 33431

February 7, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

   Matthew Derby

Re:        Vivi Holdings, Inc.

Withdrawal of Registration Statement on Form 10 (File No. 000-56009)

Submitted December 10, 2018

Ladies and Gentlemen:

Vivi Holdings, Inc. (the “Company”) hereby withdraws its Registration Statement on Form 10, together with all exhibits thereto (collectively, the “Form 10”), filed with the Securities and Exchange Commission (the “Commission”) on December 10, 2018. The Company is withdrawing the Form 10 prior to its automatic effectiveness pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, to provide the Commission additional time to complete its review. If you have any questions or require any further information, please contact Bruce Rosetto at 561-955-7625.

Respectfully submitted,

Vivi Holdings, Inc.

By: /s/  José Ferreira

Name:  José Ferreira

Title:    Chief Executive Officer

cc:	José Ferreira, Chief Executive Officer of Vivi Holdings, Inc.

Bruce Rosetto, Greenberg Traurig, P.A.

Laurie Green, Greenberg Traurig, P.A.